SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.:     )*

SiTime Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

82982T 106

(CUSIP Number)

November 25, 2019

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82982T 106

1	NAMES OF REPORTING PERSONS: MegaChips Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,000,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 66.9%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	The percentage of Common Stock (as hereinafter defined) beneficially owned is based on 14,945,000 shares outstanding as of November 25, 2019.

Item 1

(a) Name of Issuer:

SiTime Corporation

(b) Address of Issuer’s Principal Executive Offices:

5451 Patrick Henry Drive

Santa Clara, California 95054

Item 2

(a) Name of Persons Filing:

MegaChips Corporation

(b) Address of Principal Business Office or, if none, Residence:

c/o SiTime Corporation

5451 Patrick Henry Drive

Santa Clara, California 95054

(c) Citizenship:

MegaChips Corporation is based in Japan and traded on the Tokyo Stock Exchange.

(d) Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of SiTime Corporation.

(e) CUSIP Number: 82982T 106

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Unless otherwise noted, the following information is as of November 25, 2019:

(a)	Amount beneficially owned:

MegaChips Corporation	10,000,000

(b)	Percent of Class:[2]

MegaChips Corporation	66.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

MegaChips Corporation	10,000,000

(ii)	Shared power to vote or to direct the vote:

MegaChips Corporation	0

(iii)	Sole power to dispose or to direct the disposition of:

MegaChips Corporation	10,000,000

(iv)	Shared power to dispose or to direct the disposition of:

MegaChips Corporation	0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

[2]	The percentage of Common Stock (as hereinafter defined) beneficially owned is based on 14,945,000 shares outstanding as of November 25, 2019.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MegaChips Corporation

Dated: November 25, 2019	By:	/s/ Tetsuo Hikawa
Name: Tetsuo Hikawa Title: President and CEO